EXHIBIT 12
TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OWNED UNCONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months Ended
	June 30,
	2008	2007
	(Dollars in Millions)
Net income	$19	$46
Add:
Interest expense	58	80
Portion of rentals representative of the interest factor	8	6
Income tax benefit and other taxes on income	32	22
Minority interest	5	4
Amortization of interest capitalized	2	1
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	(3)	—

Earnings as defined	$121	$159

Interest expense	$58	$80
Interest capitalized	3	2
Portion of rentals representative of the interest factor	8	6

Fixed charges as defined	$69	$88

Ratio of earnings to fixed charges	1.75	1.81